EXHIBIT 99.1

Addex GABAB Positive Allosteric Modulator Demonstrates Promise in Alcohol Use Disorder

Review from Linköping University Published in Alcohol and Alcoholism Journal

Geneva, Switzerland, February 16, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that a review published in Alcohol and Alcoholism suggests that positive allosteric modulators (PAMs) of the gamma-aminobutyric acid B (GABAB) receptor could offer a new treatment option for patients with severe alcohol use disorder (AUD). Direct, orthosteric, GABAB receptor agonists, such as baclofen, have been shown to attenuate addiction-related behaviors in preclinical studies. However, the therapeutic use of baclofen is very limited due to significant side-effects, including sedation, drowsiness and sleepiness.

Following analysis of a number of studies, the review emphasized that all preclinical behavioral results have shown the efficacy of GABAB PAMs for addiction treatment and offer similar mechanistic and therapeutic effects, while avoiding the tolerance and toxicity issues associated with baclofen. In particular, Addex’s GABAB PAM, ADX71441, demonstrated efficacy on several alcohol-related behaviors in rat models. ADX71441 potently decreased binge-like drinking, reduced relapse-like drinking, and dose-dependently reduced alcohol self-administration as well as decreasing motivation to consume alcohol. These data support the hypothesis of GABAB PAMs offering a better and broader approach to address alcoholism symptoms. The high translational value of these preclinical studies strongly supports clinical testing of GABAB PAMs.

“The groundbreaking work carried out with ADX71441 in alcohol and other addiction disorders has laid a solid foundation supporting the development of our GABAB PAMs as novel treatment for addiction disorders. This review shows the growing body of research in this field and summarises data suggesting that the effects seen in preclinical models of AUD could translate to humans,” said Robert Lütjens, Head of Discovery Biology of Addex. "Our research collaboration with Indivior evaluating new GABAB PAMs in addiction is progressing rapidly, with an aim to begin clinical studies in 2022.”

Relevant publications:

Augier E. (2021) Recent Advances in the Potential of Positive Allosteric Modulators of the GABAB Receptor to Treat Alcohol Use Disorder. Alcohol and Alcoholism, 1–11; doi: 10.1093/alcalc/agab003

Hwa LS, Kalinichev M, Haddouk H, et al. (2014) Reduction of excessive alcohol drinking by a novel GABAB receptor positive allosteric modulator ADX71441 in mice. Psychopharmacology 231:333–43.

Augier E, Dulman RS, Damadzic R, et al. (2017) The GABAB positive allosteric modulator ADX71441 attenuates alcohol self-administration and relapse to alcohol seeking in rats. Neuropsychopharmacology 42:1789–99.

About GABAB Activation with PAM

Activation of the GABAB receptor, a Family C class of GPCR, is clinically and commercially validated. The generic GABAB receptor agonist, baclofen, is marketed for spasticity and some spinal cord injuries, and is used for overactive bladder (OAB), but it is not commonly used due to a variety of side effects of the drug and rapid clearance. Potent, selective oral positive allosteric modulators (PAM) that potentiate GABA responses at the GABAB receptor, rather than an orthosteric agonist at the GABAB receptor, like baclofen, only act when the natural ligand (GABA) activates the receptor, therefore respecting the physiological cycle of activation. It has been proposed that PAMs produce less adverse effects and could lead to less tolerance than direct agonists (May and Christopoulos 2003; Langmead and Christopoulos 2006; Perdona et al. 2011; Urwyler 2011; Gjoni et al., 2008; Ahnaou et al., 2015).

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start  a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in H1 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in H1 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc, is scheduled to enter a phase 2a proof of concept clinical study for the treatment of epilepsy in Q2 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC who are focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex is listed on the SIX Swiss Exchange and the NASDAQ Capital Market and trades under the ticker symbol "ADXN".

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements
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